EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES CONSUMMATES ACQUSITION OF COAL MINING COMPANY IN GUIZHOU PROVINCE, PRC

HONG KONG, July 17, 2009 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on July 10, 2009, it consummated the acquisition of (a) all of the issued and outstanding capital stock of Pineboom Investments Limited and its wholly-owned subsidiaries (the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the related-party seller on the closing date.

Pineboom, through its operating subsidiary, Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”), a company established under the laws of the PRC with a registered capital of RMB4,000,000 (US$585,000), owns exploration rights to Huajuejingtian North Sector Coal Mine (“Exploration Rights”), a coal mine located in Jinsha County, Guizhou Province, the PRC, which covers a total area of 16.93 square kilometers. The permit for the Exploration Rights is valid from February 1, 2008 to February 1, 2010.

Additional details of the transaction are contained in the Company’s Current Reports on Form 6-K filed with the Securities and Exchange Commission on July 15, 2008 and July 17, 2009.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “Pineboom is the second coal mine acquisition in our continued development of CHNR’s coal business. We will continue our coal resources acquisition strategy in Guizhou Province, as well as our continued acquisition of other non-ferrous/iron metal assets.”

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8320 quoted by The People’s Bank of China as at July 13, 2009. The RMB is not freely convertible into foreign currencies and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, micaceous oxide and copper concentrate extracted or produced at mines primarily located in Anhui Province in the PRC, (b) operating a copper smelting facility in Inner Mongolia, PRC, and the sale of copper, gold, silver and sulfuric acid resulting from the smelting process; and (c) the acquisition, exploration, development and production of coal resources in the PRC.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.